

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

April 9, 2010

<u>Via U.S. Mail and Facsimile 702.363.6262</u>

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

>   **Re: Superlattice Power, Inc.**
>   **Form 10-K for the fiscal year ended July 31, 2009**
>   **Filed October 21, 2009**
>   **Item 4.01 Form 8-K**
>   **Filed January 8, 2010**
>   **File No. 0-50693**

Dear Mr. Kassam:

        We issued comment letters to the company on the Form 10-K for the fiscal year ended July 31, 2009 and on the Item 4.01 Form 8-K filed on January 8, 2010, with such letters dated November 11, 2009 and January 11, 2010, respectively. As of the date of this letter, the comments within these letters remain outstanding and unresolved. We expect you to contact us by April 19, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding requests or contact us by April 19, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact the undersigned at 202.551.3573 if you have questions.

Sincerely,

Mark Rakip
Staff Accountant